GREAT BASIN GOLD LTD.
Management Offices
Ground Floor
138 West Street
Sandton, South Africa 2146
Telephone: (+27) 11-301-1800 Fax: (+27) 11-301-1840

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the “Meeting”) of Shareholders of Great Basin Gold Ltd. (the “Company”) will be held at the Metropolitan Hotel, in the Connaught Room, 645 Howe Street, Vancouver, BC on June 6, 2012 at 2:00 p.m., local time, for the following purposes:

Annual General Meeting Matters

1.

To receive and consider the report of the directors, the consolidated financial statements for its fiscal period ended December 31, 2011, the report of the auditor thereon and the related management discussion and analysis;

2.	To elect directors of the Company for the ensuing year; and

3.	To appoint auditors of the Company for the ensuing year.

The Management Information Circular accompanying this notice contains details of matters to considered at the Meeting. The Meeting will also consider any permitted amendment to or variation any matter identified in this Notice, and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person and who wish to ensure their shares are voted at the Meeting are requested to complete, date and sign the enclosed form of proxy complete another suitable form of proxy and deliver it in accordance with the instructions set out the form of proxy and in the Management Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out the form of proxy and in the Management Information Circular to ensure that their shares are voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Sandton, South Africa, May 4, 2012.

BY ORDER OF THE BOARD

/s/ “Ferdi Dippenaar”

Ferdinand Dippenaar
President and Chief Executive Officer
Great Basin Gold Ltd.